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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Wealth Managment LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N Cave Creek Road

(No. and Street)

Phoenix	AZ	85024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Biltis 602-525-8084

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA

(Name – *if individual, state last, first, middle name*)

11225 N 28th Drive, Suite D-101	Phoenix	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Biltis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Wealth Managment LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TRUDI ZIMMERMAN
Notary Public - Arizona
Maricopa County
Commission # 583366
My Comm. Expires May 7, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS WITH ACCOUNTANT'S REPORT

as of December 31, 2020

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

TAG WEALTH MANAGEMENT, LLC

Year Ended December 31, 2020

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tag Wealth Management, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the 2020 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Tag Wealth Management, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tag Wealth Management, LLC's management. Our responsibility is to express an opinion on Tag Wealth Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tag Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Auditors' Report on Supplemental Information

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit Tag Wealth Management, LLC's financial statements. The supplemental information is the responsibility of Tag Wealth Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Maastricht, CPA

We have served as the Company's auditor since 2014.

Phoenix, Arizona
February 26, 2021

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Current assets:		
Cash	$	16,732
Other assets		514
Total current assets		17,246
	$	17,246

MEMBER'S EQUITY

Current liabilities:		
Accrued liabilities	$	1,000
Total current liabilities		1,000
Member's equity:		
Capital		1,000
Accumulated profit		15,246
Total member's equity		16,246
	$	17,246

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2020

Revenue:		
Consulting income	$	36,000
Expenses:		
Compliance		16,830
Regulatory fees and expenses		3,203
Overhead		12,000
Technology		162
		32,195
Net income	$	3,805

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Capital	Accumulated Profit	Total
Balance, December 31, 2019	$ 19,897	14,244	34,141
Distribution	$ (18,897)	(2,803)	(21,700)
Net income		3,805	3,805
Balance, December 31, 2020	$ 1,000	15,246	16,246

Distribution

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 3,805
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in other assets	(314)
Net cash provided by operating activities	3,491
Cash flows from financing activities	
Distribution	(21,700)
Net cash used by financing activities	(21,700)
Net decrease in cash	(18,209)
Cash, beginning of year	34,941
Cash, end of year	$ 16,732

See accompanying notes.

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management, LLC (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction

(1) Summary of significant accounting policies (continued)

price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases", that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Expense sharing

The Company has an expense sharing agreement with an affiliated company, Tag Employer Services, LLC, whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $36,000 for the year ended December 31, 2020.

Amounts paid to the Company's owner for shared expenses follow:

Overhead	$ 12,000

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2020, the Company had net capital of $15,732, which was $10,732 in excess of its required capital of $5,000

(6) Subsequent events:

The entity did not have any subsequent events through February 26, 2021, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2020.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Member's equity per balance sheet at December 31, 2020	$	16,246
Less not allowable assets:		
Cash in CRD account		514
Net capital for FINRA requirement purposes as of December 31, 2020		15,732
Net capital required		5,000
Net capital in excess of amount required	$	10,732

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020

TAG WEALTH MANAGEMENT, LLC
SCHEDULE II

December 31, 2020

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Tag Wealth Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tag Wealth Management, LLC does not claim an exemption from 17 C.F.R. §240.15c3-3, and (2) Tag Wealth Management, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities and Tag Wealth Management, LLC did not have any customer accounts and its business activities are, and remained, limited to private placement of securities, selling variable life insurance or annuities, and offering mutual fund applications throughout the most recent fiscal year without exception. Tag Wealth Management, LLC's management is reponsib1e for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tag Wealth Management, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the Non-Covered Firm Provision.

Phoenix, Arizona
February 26, 2021

Michael Maastricht, CPA

TAG WEALTH MANAGEMENT, LLC EXEMPTION REPORT

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities, and the Company did not have any customer accounts and its business activities are, and will remain, limited to private placement of securities, selling variable life insurancc or annuities, and offering mutual fund applications.

Tag Wealth Management, LLC

I, Jack Biltis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jack Biltis
President and Chief Executive Officer

February 26, 2021